UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ALTISOURCE RESIDENTIAL CORPORATION

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

02153W100

(CUSIP Number)

William C. Erbey

402 Strand St.

Frederiksted, United States Virgin Islands 00840-3531

(340) 692-1055

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02153W100

1	Names of Reporting Persons William C. Erbey

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 606(1) (See Items 4 and 5)

	8	Shared Voting Power 2,259,417(2) (See Items 4 and 5)

	9	Sole Dispositive Power 606(1) (See Items 4 and 5)

	10	Shared Dispositive Power 2,259,417(2) (See Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,023 (See Items 4 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.9%* (See Items 4 and 5)

14	Type of Reporting Person (See Instructions) IN

(1) Includes 564 unvested shares of restricted stock.

(2) Includes 9,410 shares held by FF Plaza Limited Partnership (“FF Plaza”), a Delaware partnership, of which the partners are William C. Erbey, his spouse, E. Elaine Erbey, and Delaware Permanent Corporation (“Delaware Permanent”), a Delaware corporation wholly owned by William C. Erbey. Also includes 1,968,431 shares held by Salt Pond Holdings, LLC (“Salt Pond”), a United States Virgin Islands limited liability company, of which the members are William C. Erbey, E. Elaine Erbey, FF Plaza and Erbey Holding Corporation (“Erbey Holding”), a Delaware corporation wholly owned by William C. Erbey, and includes options to acquire 281,576 shares which are exercisable on or within 60 days after December 21, 2012.

CUSIP No. 02153W100

1	Names of Reporting Persons E. Elaine Erbey

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,977,841(3) (See Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,977,841(3) (See Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,841 (See Items 4 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.3%* (See Items 4 and 5)

14	Type of Reporting Person (See Instructions) IN

(3) Includes 9,410 shares held by FF Plaza. Also includes 1,968,431 shares held by Salt Pond.

CUSIP No. 02153W100

1	Names of Reporting Persons FF Plaza Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,977,841(4) (See Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,977,841(4) (See Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,841 (See Items 4 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.3%* (See Items 4 and 5)

14	Type of Reporting Person (See Instructions) PN

(4) Includes 9,410 shares held by FF Plaza. Also includes 1,968,431 shares held by Salt Pond.

CUSIP No. 02153W100

1	Names of Reporting Persons Delaware Permanent Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,977,841(5) (See Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,977,841(5) (See Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,841 (See Items 4 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.3%* (See Items 4 and 5)

14	Type of Reporting Person (See Instructions) CO

(5) Includes 9,410 shares held by FF Plaza. Also includes 1,968,431 shares held by Salt Pond.

CUSIP No. 02153W100

1	Names of Reporting Persons Salt Pond Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,968,431(6) (See Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,968,431(6) (See Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,431 (See Items 4 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%* (See Items 4 and 5)

14	Type of Reporting Person (See Instructions) OO

(6) Includes 1,968,431 shares held by Salt Pond.

CUSIP No. 02153W100

1	Names of Reporting Persons Erbey Holding Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,968,431(7) (See Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,968,431(7) (See Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,431 (See Items 4 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%* (See Items 4 and 5)

14	Type of Reporting Person (See Instructions) CO

(7) Includes 1,968,431 shares held by Salt Pond.

* The ownership percentage for each Reporting Person, as defined below, is based upon 7,810,708 shares outstanding as of January 4, 2013.

Item 1.                                        Security and Issuer.

The securities to which this Schedule 13D relates are the shares of Class B common stock, par value $0.01 per share (“Common Stock”), of Altisource Residential Corporation, a company organized under the laws of Maryland (the “Issuer”). The principal executive offices of the Issuer are c/o Altisource Asset Management Corporation, 402 Strand St., Frederiksted, United States Virgin Islands 00840-3531.

Item 2.                                        Identity and Background.

(a) This Schedule 13D is filed jointly by William C. Erbey, his spouse E. Elaine Erbey, FF Plaza, Delaware Permanent, Salt Pond and Erbey Holding (each, a “Reporting Person”, and together, the “Reporting Persons”). The partners of FF Plaza are Mr. and Mrs. Erbey and Delaware Permanent. The members of Salt Pond are Mr. and Mrs. Erbey, FF Plaza and Erbey Holding. Delaware Permanent and Erbey Holding are wholly-owned by Mr. Erbey.

(b) Mr. and Mrs. Erbey’s business address is 402 Strand St., Frederiksted, United States Virgin Islands 00840. The principal office of each of FF Plaza, a Delaware limited partnership, Delaware Permanent, a Delaware corporation, Salt Pond, a United States Virgin Islands limited liability company, and Erbey Holding, a Delaware corporation, is 402 Strand St., Frederiksted, United States Virgin Islands 00840.

(c) Mr. Erbey is Executive Chairman of Ocwen Financial Corporation, a global financial services company, and Chairman of the Board of the Issuer. Mrs. Erbey is retired. Each of FF Plaza, Delaware Permanent, Salt Pond and Erbey Holding is a holding company for the investment of securities.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. and Mrs. Erbey are United States citizens.

Item 3.                                        Source and Amount of Funds or Other Consideration.

The shares of Common Stock and stock options were granted by the Issuer to the Reporting Persons for no consideration in connection with the separation and spin-off (the “Separation”) of the Issuer from Altisource Portfolio Solutions S.A. (“Altisource”), based on their holdings in Altisource as of the record date of the Separation.

Item 4.                                        Purpose of Transaction.

On December 21, 2012 (the “Separation Date”), the Issuer became a stand-alone public company in connection with the Separation. On the Separation Date, Altisource distributed all of the Issuer’s Common Stock to Altisource’s shareholders. Altisource’s shareholders received one share of Issuer Common Stock for every three shares of Altisource common stock held as of December 17, 2012. The Issuer granted the Common Stock and stock options to the Reporting Persons in connection with the Separation.

A copy of the Separation Agreement, dated December 21, 2012, by and between Altisource and the Issuer, is filed as Exhibit 2.1 to the Issuer’s Form 8-K filed December 28, 2012, and is incorporated herein by reference.

Item 5.                                        Interest in Securities of the Issuer.

(a) As of December 21, 2012, William C. Erbey beneficially owns: (i) 606 shares of Common Stock held directly, including 564 unvested shares of restricted stock; (ii) 9,410 shares of Common Stock held by FF Plaza, a Delaware partnership of which the partners are William C. Erbey, his spouse E. Elaine Erbey and Delaware Permanent, a

Delaware corporation wholly-owned by William C. Erbey; (iii) 1,968,431 shares of Common Stock held by Salt Pond, a United States Virgin Islands limited liability company of which the members are William C. Erbey, E. Elaine Erbey, FF Plaza and Erbey Holding, a Delaware corporation wholly-owned by William C. Erbey and (iv) options to acquire 281,576 shares of Common Stock, which were exercisable on or within 60 days after December 21, 2012. E. Elaine Erbey, FF Plaza and Delaware Permanent each beneficially own: (i) 9,410 shares of Common Stock held by FF Plaza and (ii) 1,968,431 shares of Common Stock held by Salt Pond. Salt Pond and Erbey Holding each beneficially own 1,968,431 shares of Common Stock held by Salt Pond.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 7,810,708 shares of Common Stock outstanding as of January 4, 2013. William C. Erbey beneficially owns 27.9% of the Common Stock; E. Elaine Erbey, FF Plaza and Delaware Permanent beneficially own 25.3% of the Common Stock; and Salt Pond and Erbey Holding beneficially own 25.2% of the Common Stock.

(b) William C. Erbey:

(1)         Sole Voting Power: 606

(2)         Shared Voting Power: 2,259,417

(3)         Sole Dispositive Power: 606

(4)         Shared Dispositive Power: 2,259,417

E. Elaine Erbey:

(1)         Sole Voting Power: 0

(2)         Shared Voting Power: 1,977,841

(3)         Sole Dispositive Power: 0

(4)         Shared Dispositive Power: 1,977,841

FF Plaza Limited Partnership:

(1)         Sole Voting Power: 0

(2)         Shared Voting Power: 1,977,841

(3)         Sole Dispositive Power: 0

(4)         Shared Dispositive Power: 1,977,841

Delaware Permanent Corporation:

(1)         Sole Voting Power: 0

(2)         Shared Voting Power: 1,977,841

(3)         Sole Dispositive Power: 0

(4)         Shared Dispositive Power: 1,977,841

Salt Pond Holdings, LLC:

(1)         Sole Voting Power: 0

(2)         Shared Voting Power: 1,968,431

(3)         Sole Dispositive Power: 0

(4)         Shared Dispositive Power: 1,968,431

Erbey Holding Corporation

(1)         Sole Voting Power: 0

(2)         Shared Voting Power: 1,968,431

(3)         Sole Dispositive Power: 0

(4)         Shared Dispositive Power: 1,968,431

(c) Transactions within past 60 days of December 21, 2012: The information in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 above is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.                                        Material to be Filed as Exhibits.

2.1

Separation Agreement, dated December 21, 2012, by and between Altisource and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 28, 2012 and incorporated herein by reference).

99.1

Joint Filing Agreement, dated January 8, 2013, by and among William C. Erbey, E. Elaine Erbey, FF Plaza Limited Partnership, Delaware Permanent Corporation, Salt Pond Holdings, LLC and Erbey Holding Corporation.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: January 8, 2013

/s/ William C. Erbey
William C. Erbey

/s/ E. Elaine Erbey
E. Elaine Erbey

FF Plaza Limited Partnership

By: Delaware Permanent Corporation, its general partner

By:	/s/ William C. Erbey
Name:	William C. Erbey
Title:	President

Delaware Permanent Corporation

By:	/s/ William C. Erbey
Name:	William C. Erbey
Title:	President

Salt Pond Holdings, LLC

By:	/s/ William C. Erbey
Name:	William C. Erbey
Title:	Member

Erbey Holding Corporation

By:	/s/ William C. Erbey
Name:	William C. Erbey
Title:	President